June 27, 2013

VIA EDGAR AND EMAIL
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Forest City Enterprises, Inc.
Form 10-K for fiscal year ended January 31, 2013
Filed on March 27, 2013
File No. 001 - 04372

Dear Mr. Woody:

Forest City Enterprises, Inc. (the “Company”) has received your letter dated June 25, 2013 regarding your comments to the above-referenced filing. We appreciate the Division’s review and are herein providing our responses to your comments. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.

Form 10-K for fiscal year ended January 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 47

Commercial Net Operating Income, page 57

1.
We note your response to our prior comment two and your revised disclosure. Please tell us and disclose in future filings the nature of the items you have deemed to be non-recurring income and expense at the property level and have recorded as non-comparable NOI.

Non-comparable NOI at the property level (Retail, Office and Apartments) primarily relates to NOI of those properties that have not been open and operating in the comparable periods reported (i.e. property dispositions and recently opened properties) and NOI impacts of changes in ownership percentages between the periods compared. Additionally, we periodically include non-recurring income and expense items as non-comparable NOI for lease termination income, one-time real estate tax assessments or rebates and participation payments made in accordance with certain ground leases in connection with refinancing transactions.

The Company proposes revising the fourth sentence of the opening paragraph to our reconciliation of comparable NOI to total NOI to the following. “In addition, certain non-recurring income and expense items at the property level, such as lease termination income, one-time real estate tax assessments or rebates and participation payments as a result of refinancing transactions and NOI impacts of changes in ownership percentages, are removed from comparable NOI and are included in non-comparable NOI.”

Consolidated Statements of Operations, page 83

2.
We note your response to our prior comment four. In future filings, please disclose on the Consolidated Statements of Operations that the line items related to your equity method investments and earnings from continuing operations attributable to noncontrolling interests are gross of income tax expense.

The Company will disclose on the Consolidated Statements of Operations that the line items related to our equity method investments and earnings from continuing operations attributable to noncontrolling interests are gross of income tax expense (benefit) in future filings.

Form 10K/A for the fiscal year ended January 31, 2013

Exhibit 99.2

Financial Statements

Notes to Consolidated Financial Statements, page 7

B. Deconsolidation (unaudited), page 10

3.	We note your response to our prior comment 11. When these financial statements are provided in future filings, please clearly mark the items as either audited or unaudited, as appropriate.

The Company will clearly mark the applicable items contained in Note B. Deconsolidation, as either audited or unaudited, as appropriate, when these financial statements are provided in future filings.

As requested in your letter, in connection with our response to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-621-6060.

/s/ Robert G. O’Brien

Robert G. O’Brien
Executive Vice President and Chief Financial Officer

cc: Peter McPhun, Jennifer Monick

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